

## WHEATON PRECIOUS METALS ANNOUNCES ELECTION
## OF DIRECTORS AND APPROVAL OF SPECIAL MATTERS

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that the nominees listed below were elected as directors of Wheaton at the 2021 Annual and Special Meeting of Shareholders. Detailed results of the vote for directors of the Company held at the Annual and Special Meeting of Shareholders earlier today are shown below:

| Nominee | Votes For | % For | Votes Withheld | % Withheld |
|---|---|---|---|---|
| George L. Brack | 263,074,637 | 87.57% | 37,331,392 | 12.43% |
| John A. Brough | 261,065,727 | 86.90% | 39,340,302 | 13.10% |
| R. Peter Gillin | 237,689,801 | 79.12% | 62,716,228 | 20.88% |
| Chantal Gosselin | 295,787,430 | 98.46% | 4,618,599 | 1.54% |
| Douglas M. Holtby | 274,166,499 | 91.27% | 26,239,530 | 8.73% |
| Glenn Ives | 297,551,585 | 99.05% | 2,854,444 | 0.95% |
| Charles A. Jeannes | 298,004,775 | 99.20% | 2,401,254 | 0.80% |
| Eduardo Luna | 259,898,399 | 86.52% | 40,507,630 | 13.48% |
| Marilyn Schonberner | 298,965,152 | 99.52% | 1,440,877 | 0.48% |
| Randy V.J. Smallwood | 285,888,278 | 95.17% | 14,517,751 | 4.83% |

The following special matter was approved by shareholders at the 2021 Annual and Special Meeting of Shareholders:

- the non-binding advisory resolution accepting the Company's approach to executive compensation was carried with 93.02% of the votes cast in favour of such resolution.

**For further information, please contact:**

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com